                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  12 February 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                                                                                       12th February 2009
Allied Irish Banks, p.l.c.
Capital Update

Following the announcement of the 22
nd
 December on capital measures
agreed
with the Irish Government,
Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB
]
 has been in further negotiations with the Government. These negotiations have now concluded with a revised agreement, outline details of which are contained in today's separate statement by the Minister for Finance. That statement refers to the recapitalisation of AIB and Bank of Ireland and is appended to this announcement for ease of reference.

The Government has offered and we have accepted total
core
tier one capital of €3.5bn. The total represents an increase of €1.5bn over the €2bn previously agreed and the agreement
 contains features designed to assure the market of our stability and independent future. The agreement is subject to shareholder
, regulatory
 and EU
State aid
approval.

In
reaching
 today's agreement, we have carefully considered current market conditions and the best interests of all
our s
takeholders
.

We have previously acknowledged increased market expectation for banks everywhere to have higher capital ratios as economic conditions deteriorate and asset quality weakens.
 As outlined in our announcement of the 22
nd
 December, the Government committed to underwrite and otherwise support the raising of additional core tier one capital and we indicated our interest in seeking up to a further €1bn from our shareholders. Subsequently, we had a series of meetings with institutional shareholders to discuss our capital position and w
e are encouraged by the broadly positive and constructive nature of these meetings. Since then however
,
there has been further volatility in
share prices across the banking sector
.
 In
Ireland
, this
factor
 has been exacerbated by negative market sentiment following developments in the
UK
 banking sector
and
the nationalisation of Anglo Irish Bank.

In those volatile conditions,
any
attempt at present to raise
 Government underwritten
 equity in the market
 could result in a material level of state ownership
. We are absolutely resolved

that
any
 action taken
w
ould
 rule out a risk of having this unintended consequence for either our shareholders or the Government.

The agreement reached today combines the key elements of:
(i)
      Substantially increasing the resilience of our balance sheet at this stage of the credit cycle
•
€3.5bn of perpetual core tier one non- cumulative preference shares with warrants. The addition of this capital would increase our end 2008 pro forma core tier one capital ratio to c. 8.5%.
•
The preference shares have a fixed coupon of 8% and may be repurchased at our option.
•
The Government, as a matter of priority, is to examine and produce proposals for the management and reduction of risks in respect of the banks’ property and land development portfolios. This process will be informed by international developments and ongoing work at the level of the European Central Bank and the EU.

(ii)
     Strongly protecting shareholder interests
•
Government is entitled to warrants over new units of ordinary stock representing 25% of existing share capital as enlarged by the warrants, exercisable after 5 years.
•
Government entitlement to warrants will be reduced pro rata to a minimum of 15% of existing share capital as enlarged by the warrants in the event that AIB raises new core tier one capital of up to €1.5 bn prior to 31st December 2009.
•
Government entitled to exercise only half of the voting rights attached to the new units of ordinary stock issued on exercise of the warrants, with full voting rights restored to this stock on disposal by the Government.

(iii)
    Voting rights while any of the already described preference shares are outstanding
•
Government to have 25% of total ordinary voting rights in respect of certain functions including change of control and board appointments

(iv)
    A review to be completed by mid April 2009 of the Government Guarantee Scheme
•
The Government will examine how the Scheme could be revised subject to European Commission approval and consistent with EU State aid requirements, in ways which include supporting longer term bond issuance by the covered institutions. This would be in line with international and EU trends where the average term of State cover for bond issues extends beyond 2010.

(v)
A bank customer package
•
The initiatives contained in this package are in line with our ambitions for our business and are positive for the economy, our shareholders and staff.

We are currently in a close period and details of our
current trading and outlook w
ill be provided at the time of our 2008 audited results presentation on 2
nd
 March.

Commenting on today's announcement, Eugene Sheehy, AIB Group Chief Executive, said "
I welcome this initiative and consider that it strongly supports the vital objective of improving
market confidence in
Ireland
, our banking system and AIB. I thank the Government for the positive and
commercial approach taken in reaching this agreement
".

Eugene Sheehy, John O'Donnell and Alan Kelly
will host a conference call
for analysts and investors
today
at 08.00
GMT

C
ONFERENCE CALL DIAL-IN DETAILS:
Please dial in 5 to 10 minutes prior to start time

Title
:
 AIB
Capital Update

- access code 653816

Republic of Ireland	+353 (0) 1 4860917
UK	+44 (0) 20 7138 0814

Replay facility available until midnight
18
th
 February
 2009 - access code
5549638#

Republic of Ireland	+353 (0) 1 659 8321
UK	+44 (0) 20 7806 1970
USA	+1 718 354 1112

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

For Reference only - copy of Minister's statement - 11
th
 February 2009
Government Announcement on
Recapitalisation of Allied Irish Banks and Bank of
Ireland
Recapitalisation Package
The Minister for Finance today announced that the Government has agreed the recapitalisation terms to be offered to Allied Irish Bank and Bank of Ireland. This follows the earlier Government announcement of 21 December 2008.
In view of the continuing turmoil in global financial markets, the Government initiated further intensive discussions with Allied Irish Bank and Bank of Ireland with a view to securing the position of these two banks. As a result of these discussions, the Government has decided on a comprehensive recapitalisation package which will reinforce the stability of our financial system, increase confidence in the banking system here, and facilitate the banks involved in lending to the economy.
The main features of the Government's investment are as follows:
•

The Government will provide €3.5bn in Core Tier 1 capital for each bank.
•

In return for the overall investment the Minister will get preference shares with a fixed dividend of 8%
payable in cash or ordinary shares in lieu. These preference shares can be repurchased at par up to the fifth anniversary of the issue and at 125% of face value thereafter.
•

The Minister can appoint, in total, 25% of the directors to both banks.
•

The Minister also gets 25% of total ordinary voting rights in respect of change of control and board appointments.
•

Warrants attached to the Preference Shares give an option to purchase up to 25% of the ordinary share capital of each bank existing on the date of issue of the New Preference Shares. The strike price of the first 15% of the Warrants exercised by the State shall be €0.975 for AIB and €0.52 for BOI. The strike price of the balance of the Warrants shall be €0.375 for AIB and €0.20 for BOI.
•

If the bank redeems up to €1.5bn of the State investment in New Preference Shares from privately sourced
Core Tier 1 capital prior to 31 December 2009, then the Warrants will be reduced pro rata to that redemption to an amount representing not less than 15% of the ordinary shares of the bank.
•

The recapitalisation programme will be funded from the National Pensions Reserve Fund.  €4 billion will come from the Fund’s current resources while €3 billion will be provided by means of a frontloading of the Exchequer contributions for 2009 and 2010.  The necessary amending legislation to the National Pensions Reserve Fund Act will be introduced shortly.
The State does not intend to take control of these banks. Following this recapitalisation, the State will not hold ordinary shares in either bank (other than existing NPRF holdings), but it will have an option to buy shares in five years time at a predetermined strike price, thus providing the State with the potential for a significant return.
The recapitalisation package has been recommended to the Minister by the Governor of the Central Bank, the Financial Regulator, his financial advisors and the National Treasury Management Agency. The Financial Regulator has confirmed that the Preference Shares qualify as Core Tier 1 Capital. The recapitalisation package is subject to regulatory approval and the approval of the ordinary shareholders at general meetings which will be convened without delay. The proposals announced today have also been designed having regard to the European Commission Recapitalisation Communication and are subject to EU State aid approval.
The Government is also in discussions with the other covered institutions (Irish Life and Permanent, EBS and INBS) concerning their respective capital positions and about the review of the guarantee scheme. Anglo Irish Bank, now under full public ownership, will continue to trade as a going concern.
Guarantee of Longer Term Instruments
In the context of the six month review of the guarantee Scheme to be completed by mid-April 2009 the Government will examine how the Scheme could be revised subject to European Commission approval and consistent with EU State aid requirements, in ways which include supporting longer-term bond issuance by the covered institutions. This would be in line with international and EU trends where the average term of State cover for bond issues extends beyond 2010.
Proposals for Dealing with Certain Assets
The Government is conscious that in current market circumstances there is a need to bring greater certainty and transparency to the operations of systemically important financial institutions, in particular in relation to specific asset classes currently perceived as carrying a higher than average risk. The Irish financial institutions have little or no exposure to the sort of complex financial instruments which are weighing on the balance sheets of many banks internationally. However, Irish institutions have engaged in lending for land and property development, which exposes them to specific risk at a time of falling property prices and difficult economic conditions.
The Government will examine proposals for the management and reduction of risks within financial institutions with respect to these specific exposures, having regard to international developments. Ongoing work at the level of the European Central Bank and in the EU will inform the process. The Minister for Finance will be carrying forward this work to produce proposals as a matter of priority.
Bank Customers Package
The recapitalised banks have reconfirmed their December commitment to increase lending capacity to small and medium enterprises by 10% and to provide an additional 30% capacity for lending to first time buyers in 2009. The banks have committed to public campaigns to actively promote their lending to these sectors. If the mortgage lending is not taken up, then the extra capacity will be available to SMEs. Compliance with this commitment will be monitored by the Financial Regulator. A €100m environmental and clean energy innovation fund is also being established by each bank.
Statutory codes of practice on business lending and mortgage arrears have been finalised and will be published by the Financial Regulator this week. The business lending code will require banks to offer annual review meetings, to inform customers of the basis for decisions made and to have written procedures for the proper handling of complaints. Where a customer gets into difficulty the banks will seek to agree an approach to resolve problems and provide reasonable time and appropriate advice.
Under the mortgage arrears code where a borrower is in difficulty the lender will make every reasonable effort to agree an alternative repayment schedule and will not commence legal action for repossession until after six months from the time arrears first arise. The two recapitalised banks will not commence court proceedings for repossession of a principal private residence until after 12 months of arrears appearing, where the customer continues to cooperate reasonably and honestly with the bank. The recapitalised banks have, in addition, assured Government that in the normal course of events they will make every effort to avoid repossessions, as has been evidenced by the low level of repossessions by them to date.
The availability of a pool of skilled support for major companies and construction projects is an essential component of
Ireland
's attraction as a business location. The recapitalised banks have agreed to work closely with the IDA,
Enterprise

Ireland
 and with State agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by them.
More generally, the banks have agreed to engage in a 'clearing group' chaired by a Government representative and including representation from business interests and State agencies. The purpose of this group will be to identify specific patterns of events or cases where the flow of credit to viable projects appears to be blocked and to seek to identify credit supply solutions. The recapitalised banks have also agreed to fund and cooperate with an independent review of credit availability which will be managed jointly by the banks, Government and business representatives.
The banks have also agreed to each provide €15m to a new seed capital fund with
Enterprise

Ireland
, and have also committed to abide by prompt payment rules requiring payment within 30 days and an interest charge on late payments.
Full details of the Banks Customer Package are attached.
Remuneration
The Government believes that pay restraint is important in the overall context of the economy and the supports being provided by the taxpayer, and will act accordingly.
The CIROC report on remuneration in banks is expected shortly. The role of CIROC is to consider the remuneration plans of each of the institutions covered by the Government guarantee. The Government is of the view that significant changes in the remuneration structures of banks are required.
However, immediately, as a step in this direction, both AIB and Bank of Ireland accept that the pay of senior executives will be curtailed. Total remuneration for all senior executives will be reduced by at least 33%. No performance bonuses will be paid for these senior executives and no salary increases will be made in relation to 2008 and 2009.
The two banks have also accepted that, for non-executive directors, fees will be reduced by at least 25%.

Appendix 1 Banks Customer Package
1. Update on December commitments:
(i) Increased credit capacity
Increase lending capacity to small to medium enterprises by 10% and provide an additional 30% capacity for lending to first time buyers in 2009:
Implementation is being actively monitored. The banks have agreed to make quarterly reports to the Financial Regulator, with the first report to end March 2009 to be submitted by end April 2009. If the extra capacity available for mortgages is not taken up in any quarter, it will be redirected to SMEs in the following quarter.
AIB and Bank of Ireland have also committed to public campaigns to actively promote small business and mortgage lending at competitive rates with increased transparency on the criteria to be met.
Environmental and Clean Energy and Innovation Fund:
The recapitalised banks have confirmed that they have established, or are about to introduce, the €100m fund to support environment friendly investment and innovations in clean energy. A quarterly report to the Financial Regulator of the loans made and the purposes for which they have been made will be required.
(ii) Update on Codes of Practice
Code of practice for business lending to small and medium enterprises:

This code has been finalised and will be published by the Financial Regulator by the end of this week. The new statutory code will apply to all regulated banks and building societies. The code will facilitate access to credit, promote fairness and transparency, and ensure that banks will assist borrowers to meet their obligations, or otherwise deal with an arrears situation in an orderly and appropriate manner.
The business lending code will include a requirement for banks to offer their business customers annual review meetings, to inform customers of the basis for decisions made and to have written procedures for the proper handling of complaints. Where a customer gets into difficulty the banks will give the customer reasonable time and seek to agree an approach to resolve problems and to provide appropriate advice. This will be a statutory code and Banks will be required to demonstrate compliance.
Code of practice on Mortgage Arrears:

This
 code of practice will also be published by the Financial Regulator by the end of this week. This statutory code will apply to all mortgage lenders and covers lending on a customer's principal private residence. A lender may not seek repossession until every reasonable effort has been made to agree an alternative repayment schedule with the borrower. The Code will ensure that mortgage lenders can only commence legal action for repossession six months from the time arrears first arise.

In addition to the code the two recapitalised banks will not commence court proceedings for repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and cooperates reasonably and honestly with the bank. The recapitalised banks have, in addition, assured Government that in the normal course they will make every effort to avoid repossessions, as evidenced by the low level of repossessions by them to date.
(iii) Other December package commitments
Basic bank account:

The Financial Regulator has engaged with the recapitalised banks about the development of these accounts and on detailed targets.
Customer communications and financial education:

The recapitalised banks have submitted proposals to improve customer communications to the Financial Regulator. These are currently being examined. Further developments on financial education will follow the conclusion of the Financial Regulator's Financial Capability Study and the publication of the Report of the Steering Group on Financial Education.
2. New Initiatives:
Independent Review of Credit Availability
It continues to be reported that customers with viable business propositions are being refused credit, while other reports suggest that falling demand for credit is the main cause of reduced credit flow. The perception of limited credit availability can be damaging at this time of fragile business and consumer confidence. The Government has therefore decided that there should be an independent review of bank lending to report within five weeks.
The recapitalised banks have agreed to fund an independent review which will be managed jointly by the banks, Government and business representatives. The banks have undertaken to co-operate fully with this review and to engage constructively in implementing any recommendations made.

Credit for suppliers to major projects
The availability of a pool of skilled contractors available to support major national and international companies and construction projects is an essential component of
Ireland
's attraction for major investing companies. IDA and EI approved companies and major State agencies have reported difficulties encountered by their sub-suppliers in obtaining the necessary bank support to provide a service to them. They contend that this is not due to any lack of creditworthiness on the part of these suppliers but rather as a result of a general policy of the banks not to advance credit. If availability of finance restricts the ability of suppliers and sub contractors to contribute it would seriously compromise our ability to maintain current levels of activity or to attract investment from such companies in the future.
The recapitalised banks have agreed to work closely with the IDA,
Enterprise

Ireland
 and with State agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by them.
More generally, the banks have agreed to engage in a 'clearing group' chaired by a Government representative and including representation from business interests and State agencies. The purpose of this group will be to identify specific patterns of events or cases where the flow of credit to viable projects appears to be blocked and to seek to identify credit supply solutions.

Venture Capital Funding:

Accessing seed finance for start-ups is critical for continuous economic development. Companies developing new products and services tend to make significant expenditure on Research and Development and have the potential to create significant new employment, particularly for graduates.
Building on the banks commitment to the indigenous capital venture sector, AIB and Bank of Ireland will both commit a further €15m each to new or existing seed capital funds, in collaboration with Enterprise Irelands Seed and Venture Capital Programme, to further create and develop indigenous enterprise. The banks funding will be matched as appropriate by funding under
Enterprise

Ireland
's Seed and Venture Capital Programme and/or by funding from other national or international investors.
Prompt payment:
Prompt payment is important to underpin cash flow, particularly for small businesses. The recapitalised banks have committed to prompt payment arrangements in future customer contracts which will involve payment within 30 days and a late payment interest charge on any payments made after 30 days.

Appendix 2 Summary Preference Share Term sheet for each of
Allied Irish Banks and Bank of
Ireland
(Subject to approval of the EU Commission, Shareholders and Relevant Regulatory Consents)
Preference Shares
Form:
  Perpetual €3.5 billion Core Tier 1 non-cumulative preference shares plus Warrants (the "New Preference Shares").
Ranking:

Return of capital pari passu with ordinary share capital on liquidation. Dividends payable pari passu with other Core Tier 1 capital, in priority to dividends on ordinary shares.
Dividend:

Fixed dividend of 8%, payable annually. Dividends payable in cash at the discretion of the bank. If cash dividend not paid, then ordinary shares are issued in lieu at a time no later than the date on which the bank subsequently pays a cash dividend on other Core Tier 1 capital. The voting rights associated with such shares may be exercised from the date the dividend became payable.
Repurchase:

Repurchase at option of bank at par in the first five years and at 125% of par thereafter. Repurchase may be made from profits available for distribution or from replacement capital which qualifies as Core Tier 1, in each case subject to the approval of the Financial Regulator.
Board Representation
: While any New Preference Shares are outstanding, the Minister for Finance will have the right to directly appoint 25% of the directors of the Board of the bank (inclusive of the two directors appointed under the Guarantee Scheme).
Voting Rights:

While any New Preference Shares are outstanding, the Minister will have 25% of total ordinary voting rights in respect of change of control and board appointments. The 25% of total voting rights of the Minister in respect of board appointments is inclusive of the voting rights associated with warrants and ordinary shares issued in lieu of cash dividends.
Capital structure:

The prior consent of the Minister is required for capital issuance or redemptions (other than redemption of the New Preference Shares) or other changes in the capital structure of the bank.
Transferable
: Yes, without voting rights.

Arrangement fee:

An arrangement fee of €30 million is payable to the State by the bank on closing.

Warrants
Form:

On purchase of the New Preference Shares, the State will receive an option (the "Warrants") to purchase 25% of the existing ordinary shares in each bank (calculated on a post-dilution basis). The State may exercise this option from the fifth to the tenth anniversary of the purchase of the New Preference Shares.
Early redemption:
  If the bank redeems up to €1.5bn in New Preference Shares from privately sourced Core Tier 1 capital prior to 31 December 2009, then the Warrants will be reduced pro rata to that redemption to an amount representing not less than 15% (the "Core Tranche") of the existing ordinary shares of the bank.
Strike Price
: The strike price of the Core Tranche of the Warrants shall be €0.975 for Allied Irish Banks and €0.52 for Bank of Ireland. The strike price of the balance of the Warrants granted to the State shall be €0.375 for Allied Irish Banks and €0.20 for Bank of Ireland.
Anti-dilution
: Market standard anti-dilution protection will apply.
Voting
: The State will vote no more than 50% of the votes associated with the ordinary shares which it receives through exercise of the Warrants. If the State transfers the ordinary shares to a non-State third party, full voting rights will be restored to these shares.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  12 February 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.